Exhibit 99.1

Globus Maritime Limited Announces Pricing of $30.0 Million Registered Direct
Offering

February 12, 2021 - Glyfada, Greece - Globus Maritime Limited (the “Company” or “Globus”) (NASDAQ: GLBS) announced today that it has entered into a securities purchase agreement with certain unaffiliated institutional investors to issue 4.8 million of its common shares (or pre-funded warrants in lieu thereof) and purchase warrants to purchase up to an aggregate of 4.8 million common shares at a purchase price of $6.25 per common share and accompanying purchase warrant (or $6.24 per pre-funded warrant and accompanying purchase warrant) in a registered direct offering. The purchase warrants will have an exercise price of $6.25 per share, are exercisable immediately, and will expire five and a half years following the date of issuance.

Maxim Group LLC is acting as sole placement agent for the offering.

The gross proceeds to the Company from the offering are estimated to be $30.0 million (assuming full exercise of all pre-funded warrants) before deducting the placement agent’s fees and other estimated offering expenses. The offering is expected to close on or about February 17, 2021, subject to the satisfaction of customary closing conditions.

The securities described above are being sold pursuant to a shelf registration statement on Form F-3 (File No. 333-240265), previously filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2020 and declared effective on August 12, 2020. Such securities are being offered only by means of a prospectus. A prospectus supplement and the accompanying prospectus relating to and describing the terms of the offering will be filed with the SEC. When available, copies of the prospectus supplement and the accompanying prospectus relating to the offering may be obtained at the SEC’s website at www.sec.gov or by contacting Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, at 212-895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of six dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate six vessels with a total carrying capacity of 381,738 Dwt and a weighted average age of 11.2 years as of December 31, 2020.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it files from time to time with the Securities and Exchange Commission.

For further information please contact:

Globus Maritime Limited +30 210 960 8300	Capital Link – New York +1 212 661 7566
Athanasios Feidakis, CEO	Nicolas Bornozis globus@capitallink.com
a.g.feidakis@globusmaritime.gr